UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

Thorkil Kastberg Christensen

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 683745103

1.	NAME OF REPORTING PERSON: NOVO A/S
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 6,910,489 (1)(2)(3)
	8.	SHARED VOTING POWER: None
	9.	SOLE DISPOSITIVE POWER: 6,910,489 (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER: None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,910,489 (1)(2)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.73% (4)
14.	TYPE OF REPORTING PERSON: CO

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jorgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Dr. Thomas Dyrberg, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Dr. Dyrberg is not deemed a beneficial owner of the Novo Shares.

(2)	Includes 13,670 shares of the Issuer’s Common Stock (as defined below) issuable upon exercise of immediately exercisable warrants held by Novo A/S.
(3)	Excludes 700 shares of the Issuer’s Common Stock owned directly by Dr. Thomas Dyrberg. Novo A/S is not deemed to have any beneficial ownership of these shares.
(4)	This percentage is calculated based upon 33,318,575 shares of the Issuer’s Common Stock outstanding, which is the total of 31,418,575 shares of Common Stock outstanding as of January 31, 2014, as indicated in the Form 424B4 filed by the Issuer on February 12, 2014 (the “Final Prospectus”), and an additional 1,900,000 shares of Common Stock issued by the Issuer in a registered follow-on public offering completed on February 18, 2014, as described in the Final Prospectus.

Preliminary Note: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 10, 2013 (the “Original Statement” and together with this Amendment No. 1, the “Statement”). Except as specifically amended by this Amendment No. 1, each Item of the Statement remains unchanged.

This Amendment No. 1 reports a reduction in the reporting persons’ percentage of beneficial ownership of the outstanding shares of the Issuer’s Common Stock solely as a result of the Issuer’s issuance of 1,900,000 shares of Common Stock in a registered follow-on public offering completed on February 18, 2014, as set forth in the Form 424B4 filed by the Issuer on February 12, 2014. Capitalized terms used in this Preliminary Note have the meanings set forth below.

Item 1.	Security and Issuer

This Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Ophthotech Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at One Penn Plaza, 35th Floor, New York, New York 10119.

Item 5.	Interest in Securities of the Issuer

Item No. 5(a) of the Statement is hereby amended and replaced in its entirety as follows:

(a) Novo A/S beneficially owns 6,910,489 shares (the “Novo Shares”) of the Issuer’s Common Stock, which includes an immediately exercisable warrant to purchase 13,670 shares, representing approximately 20.73% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Novo A/S is based upon 33,318,575 shares of the Issuer’s Common Stock outstanding, which is the total of 31,418,575 shares of Common Stock outstanding as of January 31, 2014, as indicated in the Form 424B4 filed by the Issuer on February 12, 2014 (the “Final Prospectus”), and an additional 1,900,000 shares of Common Stock issued by the Issuer in a registered follow-on public offering completed on February 18, 2014, as described in the Final Prospectus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014	NOVO A/S

/s/ Thorkil Kastberg Christensen
	By:	Thorkil Kastberg Christensen
	Its:	Chief Financial Officer